FIRST QUARTER REPORT

For The Three Months Ended

March 31, 2012

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS
MINERAL PROPERTY SUMMARIES

Date of Report – May 28, 2012

S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

First Quarter 2011

Mineral Exploration Asset Costs - $1,668,454
Mineral Interest Administration and Investigation Costs - $93,630

Los Zorros Property, Chile
4,745 Meters of Drilling in 10 Drill Holes

Gold and Silver Bullion Holdings Had Fair Value Of $6,296,560AtMarch 31, 2012

This Document Includes:
MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS,
MINERAL PROPERTY SUMMARIES

SAMEX is exploring in the mineral-rich country of Chile that hosts some of the world’s largest ore bodies.

SAMEX MINERAL EXPLORATION PROPERTIES IN CHILE

LOS ZORROS PROPERTY - Gold, Silver, Copper Prospects

The Los Zorros Property covers an old mining district of small gold, silver and copper mines and showings.  SAMEX is currently conducting a number of individual exploration projects within this single property holding to test for multiple gold ore bodies:

MILAGRO PROJECT	NORA PROJECT	CINCHADO PROJECT	MILAGRO PAMPA PROJECT
The Los Zorros Property also includes other project areas yet to be systematically explored by SAMEX including: LA FLORIDA and LORA (gold and copper-gold), VIRGEN DE CARMEN and COLORINA (copper-silver; possible deeper-seated gold and copper-gold), SALVADORA, CRESTA DE GALLOand TRUENO (barite vein systems with possible deeper-seated gold and copper-gold).

CHIMBEROS PROPERTY - Gold, Silver, Copper Prospects

INCA PROPERTY - Copper, Gold, Silver, Moly Prospects

ESPEJISMO PROPERTY - Gold Prospects

Website - www.samex.com
SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG
SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

MANAGEMENT DISCUSSION

DATE: May 28,2012

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the country of Chile.  The Company focuses its exploration activities on the search for deposits of precious and base metals.SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.  SAMEX has persistently maintained and declared its strong belief that gold and silver prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver and a strong demand for copper.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Chimberos gold-silver prospects, the Inca copper, gold, silver and molybdenum prospects, and the Espejismo gold prospects.  See the section in this report titled “Mineral Property Summaries” for individual property details.  The Company also holds an interest in mineral exploration properties in Bolivia, however in 2009, the Company suspend exploration activities in Bolivia and put all of the Bolivian properties on “care and maintenance” status.We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work is conducted and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and makes a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   News releases can be viewed on the Company’s website at www.samex.com or at www.sedar.com.  The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

OVERVIEW OF RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2012

The following section contains a summary of our operating results for the three months ended March 31, 2012, which is qualified by detailed descriptions that follow elsewhere in this document.  This section also contains a number of ‘forward looking statements’ which, although intended to be accurate, may be affected by a number of risks and uncertainties that may cause them to be materially different from actual outcomes.  See “Forward Looking Statements” at the end of this report.

As a junior exploration company, our operations are significantly affected by a number of external factors, particularly those that affect the price of the commodities we explore for or those that affect the market for our securities.  During 2011, the global economy was still experiencing the after-shocks of the 2008-2009 financial crisis, as well as the impact of measures taken to counteract its effects.  While improvements were noted, particularly in Canada and certain emerging economies, many parts of the world experienced only modest or negative growth in 2011.  The United States continued to experience sluggish growth and persistent high levels unemployment along with large fiscal deficits and unprecedented levels of government debt, which reached a staggering $15.18 trillion by December 31, 2011.  These and other factors gave rise to mounting concerns about the ability of the US government to manage its sovereign debt and led to the historic loss of its AAA credit rating during 2011.  Conditions throughout the Euro-zone area continued to deteriorate with most member countries experiencing very low or negative growth by, and growing concern over a possible sovereign debt default in Greece and other countries, leading to widespread concern over the possible collapse of the Euro-zone as now constituted, the failure of the Euro as an international reserve currency and the possibility of contagion.  In addition, new concerns began to develop over the appearance of asset bubbles in China, leading to fears of a wider slowdown.

In light of, and likely in response to these and other factors, the price of gold rose significantly during 2011 reaching over $1,900 in August, 2011 before dropping back to a $1,600 to 1,700 range.  Silver rose to over $48 in April 2011 before dropping back to a $30-32 range by year end.  Along with the increase in precious metal prices, the market for shares of junior precious metal explorers also improved, offering greater access to capital during the first half of 2011.  Since then, while precious metal prices have remained relatively strong with some volatility, the market for the shares of junior exploration companies has declined significantly, making it much more difficult for companies such as us to raise capital for exploration.  While this has not had a direct effect on the Company since we currently have sufficient funds on hand to cover our anticipated expenditures during the upcoming year and beyond, it may impact our future operations since we are dependent upon our ability to access capital markets in order to fund our programs.

The Company raised substantial private placement funding during the later part of 2010 and received significant proceeds from the exercise of warrants during 2011, which allowed us to increase our staff and expand our exploration activities and expenditures during 2011. Costs for categories such as exploration and evaluation assets, mineral interests administration and investigation, office and miscellaneous, salaries and benefits, and travel and promotion correspondingly increased in 2011 compared to prior years.For the three months ended March 31, 2012,"Exploration And Evaluation Assets" costs totaled $1,668,454 and "Mineral Interests Administration And Investigation" expenses totaled $93,630.

Los Zorros Property, Chile - The Los Zorros property consists of multiple project areas that have now been strategically expanded to cover more than 100 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.   What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity. The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

The Company has 100% interest in approximately 7,774 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts.   And to further expanded the Los Zorros land holdings, we signed the Aravena Optionin 2011 to acquire additional mineral concessions adjacent to the Los Zorros property.  The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas.

Option Payment Made On the Aravena Option - During the three months ended March 31, 2012 we made an option payment of US$95,345 on the Aravena Option.  Pursuant to the option contract dated June 28, 2011,we can acquire a 100% interest in approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013. Of particular significance,the final option payment of US$90,000 due January 31, 2013, is the only acquisition payment remaining on our extensive accumulated land holdings at Los Zorros.

Final Advance Royalty Payment Made – During the first quarter of 2012, wealso made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company had acquired under the “Hochschild Option/Purchase”.  Pursuant to the terms of the agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years: by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 ($500,000paid).  The advance royalty payments are recoverable from future royalty payments.

During the first quarter of 2012, the Company continued a drilling program at Los Zorros that had commenced in July 2011. Exploration during the three months ended March 31, 2011 included 4,745 meters of drilling in 10 drill holes and bulldozer work to construct access roads, drill pads and trenches.  Drilling during the first quarter of 2012 was conducted in the Nora, Milagro, Cinchado, and Lora SE project areas which are some of the multiple projects being explored within the Company's extensive landholdings that comprise the Los Zorros Property.  During the first quarter, drill pads were also prepared in the Virgen del Carmen, Colorina, Milagro and Florida project areas.  We also continued to further expand the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

For details concerning exploration results and activities, see "Los Zorros Property" in the "Mineral Property Summaries" section of this MD&A report.The results and exploration activity are part of an ongoing drill program at Los Zorros, which is continuing at the time of this report.  The major private placement funding we secured in the fourth quarter of 2010 along with proceeds of more than $4.6 million from exercise of warrants during 2011 has provided us with the financial resources to explore numerous project areas and prospective targets within the Los Zorros property holdings.

INCA Property, Chile - During the first quarter of 2012 we continued to conduct meetings with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  Our landholdings at the INCA project now consist of approximately 8,866 hectares of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option/Purchase.  The Company is also continuing discussions with Minera Porvenir concerning the acquisition of an additional 2,138 hectares of mineral interests in the INCA project area related to the disputed Minera Porvenir Option.

Trends and Financing - Over the past several years, we have experienced a number of important external changes in the market place that had an affect on our overall performance.  In the latter part of 2008, commodity prices, particularly the price of copper, began a serious decline, eventually falling to a five year low.  Shortly thereafter, we found ourselves in the middle of a global economic crisis, with its actual or threatened bank failures, major international liquidity issues, and a general slowdown leading to a global recession.  These events also fed into both the decline in commodity prices and a decline in the share prices of most public companies including in particular junior resource stocks such as ours, which greatly reduced our ability to raise capital.  During that time, we were able to raise additional capital by private placements, but at lower prices and less favourable terms than our private placements completed in the previous several years.  While many parts of the world - particularly developing countries - had largely recovered from the financial crisis by 2011, many countries - particularly the US and Euro-zone countries - were still experiencing slow growth, high unemployment and other economic stresses.  These and other factors have led to strong prices with considerable volatility for many commodities, particularly gold and sliver and copper.  Along with this, after a brief improvement early in 2011, the market for the shares of junior precious metal explorers has significantly declined which may affect our future ability to access capital to fund mineral exploration projects.  We anticipate that the price of gold, silver, and copper will likely be sustained at or near current levels, with continued volatility, with the possibility of significant rapid price increases due to prevailing global economic imbalances and other continuing economic conditions.

The trends during 2010 improved our ability to raise capital at higher prices, on more favourable terms, and in greater amounts.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placementsat a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants.As favourable trends continued, during 2011 we received proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options.

Gold and Silver Bullion Holdings - During 2010 and 2011 the Company used a portion of its cash to purchase gold bullion and silver bullion to hold in lieu of cash. At March 31, 2012, the Company held 87,340 grams of gold and 49,941 ounces of silver which had a fair value of $6,296,560.Gold and silver bullion is measured at fair value through the statement of comprehensive loss.There was a gain of $494,292 on the gold and silver bullion holdings for the three months ended March 31, 2012.

During the three months ended March 31, 2012 the loss from operations of $387,692 (see consolidated statements of comprehensive loss)was offset by the gain of $494,292 on the gold and silver bullion holdings resulting in net and comprehensive earnings of $106,600for the three months ended March 31, 2012.

Plans and Projections– SAMEX exploration activities will continue to be focused on its high quality gold and silver projects in Chile including the Los Zorros property and the Chimberos property.  The Company will also continue to conduct meetings and property tours with parties interested in our INCA copper-gold-moly property in Chile in an effort to arrange a joint venture or sale of all or a portion of the INCA property.  See “Liquidity and Capital Resources” and “Anticipated Capital Requirements”.  See note “Forward Looking Statements” at the end of this report.

Bolivia: Bolivian Properties Remain In “Care And Maintenance” Status– In 2009, the Company suspended exploration activities in Bolivia and put the Bolivian properties on “care and maintenance” status.  In the several years leading up to this decision, we had been monitoring with concern a number of changes in the political climate in Bolivia.  Over that time, the political climate for resource companies continued to deteriorate with events such as the nationalization of Bolivia’s natural gas resources, a moratorium on the grant of new mineral exploration licenses, a national referendum that resulted in constitutional changes and requirements that all mining projects be conducted only in partnership with the state mining company – on economically unfavorable terms.  In light of these and other factors we decided that Bolivia carried a significant risk for development of future mineral projects.  Accordingly in 2009 we minimized our activities in Bolivia by suspending exploration activities, putting all of our Bolivian projects on “care and maintenance” status, and reducing our Bolivian office, staff, and operating expenses.  Each year, we continue to pay the annual patentes required to maintain the mineral concessions.Due to the inactivity on the Bolivian properties, the property interest for the Eskapa Property, the El Desierto Property and the Santa Isabel Property was each written down to a nominal value of $1,000 resulting in a combined valuation of only $3,000 for our Bolivian properties at December 31, 2011.  While we hope we will be able to return to exploring our Bolivian properties at some time in the future, we do not anticipate we will be able to do so as long as current political conditions persist.

ANALYSIS OF FINANCIAL STATEMENTS

International Financial Reporting Standards - As result of the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards ("IFRS") for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company adopted IFRS in its financial statements for the year ended December 31, 2011. The interim consolidated financial statements of the Company for the three months ended March 31, 2012 are also reported under IFRS.  We have prepared the interim consolidated financial statements for the three months ended March 31, 2012 using the same accounting policies and critical accounting estimates we applied in our consolidated financial statement for the year ended December 31, 2011.The Company previously applied the available standards under previous Canadian Accepted Accounting Principles ("Canadian GAAP") that were issued by the Accounting Standards Board of Canada.  The effects of the conversion from Canadian GAAP to IFRS are identified in Note 12 "Transition To IFRS" of our consolidated financial statements for year ended December 31, 2011.As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 was considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP were restated in accordance with IFRS.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with IFRS which differ in significant respects from accounting principles generally accepted in Canadian GAAP and from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with IFRS.

The following discussion of our operating results explains material changes in our consolidated results of operations for the three months ended March 31, 2012.  In order to synchronize the difference in quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for their fiscal second quarters from January 1, 2012 to March 31, 2012.  The discussion should be read in conjunction with the Company's consolidated financial statements to December 31, 2011 and the related notes included in this report. Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)	our ability to identify and acquire quality mineral exploration properties on favorable terms;
b)	the cost of our exploration activities;
c)	our ability to finance our exploration activities and general operations;
d)	our ability to identify and exploit commercial deposits of mineralization; and
e)	the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)	the competitive demand for quality mineral exploration properties;
b)	political and regulatory climate in countries where properties of interest are located;
c)	regulatory and other costs associated with maintaining our operations as a public company;
d)	the costs associated with exploration activities; and
e)	the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependent upon factors which are largely out of our control including:

a)	market prices for gold, silver, copper and other metals and minerals;
b)	the market for our securities; and
c)	the results from our exploration activities.

Significant factors affecting our operations over the past several years has been the instability in the global financial situation and the related volatility in the demand for, and in the prices of precious and base metals.  However, during 2010, lingering effects of the financial crisis and government responses to it - including high levels of government debt, adoption of expansionist monetary policies, Eurozone instability, the decline of the US dollar as a reserve currency and a growing sovereign debt crisis - contributed to a significant increase in the demand for, and in the price of, gold and silver.  We believe this trend is likely to continue through the next year and possibly beyond.  Improvement in metal prices also brought a corresponding improvement in the market for securities of precious metal exploration companies and our ability to raise capital during 2010 and 2011.  While uncertainty over global financial conditions has led to significant increases in the price of gold and silver, it has also led to significant market instability and more recently, a decline in the market for junior resource companies.  While we anticipate that improved metal prices will in due course improve the market for the securities of junior gold and silver explorers and therefore our ability to secure additional equity financing, the timing and extent of such effects cannot be accurately predicted.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  We also anticipate that our operating results would be significantly affected by the results of our exploration activities on our existing properties. See note titled “Forward Looking Statements” at the end of this report.

Currency Risk - Currency exchange rate fluctuations could adversely affect our operations.  Our functional currency is the Canadian Dollar, and we have obligations and commitments in other currencies including Chilean Pesos, United States Dollars, and Bolivian Bolivianos.  Fluctuations in foreign currency exchange rates may affect our results of operations and the value of our foreign assets, which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to our consolidated financial statements for the year ended December 31, 2011.  We have prepared the interim consolidated financial statements for the three months ended March 31, 2012 using the same accounting policies and critical accounting estimates we applied in our audited annual consolidated financial statement for the year ended December 31, 2011.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, and also in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2011.

Going Concern Assumptions - Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.  Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information(1)	IFRS Year Ended December 31, 2011	IFRS Year Ended December 31, 2010	Canadian GAAP Year Ended December 31, 2009

Revenue	$-	$-	-
Loss from operations	4,259,292	1,163,026	1,591,785
Net and comprehensive loss for the year	3,845,201	1,091,350	4,282,770
Net loss per share	(0.03)	(0.01)	(0.05)
Total assets	23,654,987	19,366,455	10,154,038
Long-term liabilities	-	-	-

(1)Fiscal 2011 and 2010 are reported under IFRS.  Fiscal 2009 is reported under Canadian GAAP.  See "International Financial Reporting Standards" above.

Due to the conversion to International Financial Reporting Standards ("IFRS"), the following summary of quarterly results for 2012, 2011 and 2010are reported under IFRS.

Quarterly Results	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	June 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	June 30, 2010
Revenue $	-	-	-	-	-	-	-	-
Net and comprehensive (earnings) loss $	(106,600)	856,284	(74,635)	2,738,780	324,772	337,513	238,480	227,408
Net (earnings) loss /share $	(0.01)	0.01	(0.01)	0.02	0.01	0.01	0.01	0.01

The loss for the third quarter ended September 30, 2010 includes a stock-based compensation expense of $99,720 in relation to stock options granted on 430,000 shares at $0.35 per share to three employees and a consultant.  The loss for the fourth quarter ended December 31, 2010 includes increased expenses incurred during the fourth quarter in the categories "Legal", "Office, Supplies, and Miscellaneous", "Regulatory Fees", "Salaries, Benefits and Stock-based Compensation", "Travel and Promotion", and "Mineral Interests Written Off".The loss for the first quarter ended March 31, 2011 includes a stock-based compensation expense of $132,130 in relation to a stock option granted to a new director on 200,000 shares at $0.70 per share.The loss for the second quarter ended June 30, 2011 includes a stock-based compensation expense of $2,494,291 in relation to stock options granted to consultants, employees, directors and officers on 1,950,000 shares at $1.50 per share. The loss for the fourth quarter ended December 31, 2011 includes year-end adjustments.In some quarters, losses are offset by gains in the fair value of gold and silver bullion held by the Company.

Operating Results

During the first quarter of 2012, the Company continued a drilling program at Los Zorros that had commenced in July 2011.  Exploration during the three months ended March 31, 2011 included 4,745 meters of drilling in 10 drill holes and bulldozer work to construct access roads, drill pads and trenches.  Drilling during the first quarter of 2012 was conducted in the Nora, Milagro, Cinchado, and Lora SE project areas which are some of the multiple projects being explored within the Company's extensive landholdings that comprise the Los Zorros Property.  Drill pads were also prepared in the Virgen del Carmen, Colorina, Milagro and Florida project areas.  We also continued to further expand the Los Zorros camp facilities to accommodate the additional geologists and support workers involved in the exploration and drilling activities.

During the three months ended March 31, 2012 we made an option payment of US$ 95,345 due on the Aravena Option.  Pursuant to this option, we can acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property by paying the 2011 patent payments (paid) and by making option payments totaling the Chilean peso equivalent of U.S. $245,345 as follows: U.S. $60,000 on signing (paid); U.S. $95,345 due January 31, 2012 (paid) and U.S. $90,000 due January 31, 2013.

During the first quarter of 2012, the Company made the final advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Los Zorros property which the Company previously acquired pursuant to the “Hochschild Option/Purchase”.

For the three months ended March 31, 2012, "Exploration And Evaluation Assets" costs totaled $1,668,454 and "Mineral Interests Administration And Investigation" expenses totaled $93,630 compared to "Exploration And Evaluation Assets" costs of $822,038 and "Mineral Interests Administration And Investigation" expenses of $87,678 for the three months ended March 31, 2011.

Our assets categorized in the Consolidated StatementsOf Financial Position as “Exploration And EvaluationAssets"increased to $15,294,350 at March 31, 2012from $13,625,896at December 31, 2011.

The amount of cash on hand at March 31, 2012 was $1,914,906($3,991,264 at December 31, 2011) and the Company's "Gold and Silver Bullion" holdings had a fair value of $6,296,561 at March 31, 2012($5,807,372 at December 31, 2011).The Company's total assets were $23,732,715 at March 31, 2012($23,654,987 at December 31, 2011).At March 31, 2012, we were debt-free, apart from accounts payable and accrued liabilities of $55,339.

The Company raised substantial private placement funding during the later part of 2010 and received significant proceeds of $4,675,500 from the exercise of warrants during 2011,which has allowed us to increase our staff and expand our exploration activitiesand expenditures during 2011 and 2012.

The following comments relate to certain categories in the consolidated financial statements to March 31, 2012:

Statements of Financial Position
“Gold and Silver Bullion” - During 2010 and 2011 the Company used a portion of its cash to purchase gold bullion and silver bullion to hold in lieu of cash.  At March 31, 2012, the Company held 87,340 grams of gold and 49,941 ounces of silver which had a fair value of $6,296,560.  Gold and silver bullion is measured at fair value through the statement of comprehensive loss.  There was a gain of $494,292 on the gold and silver bullion holdings for the three months ended March 31, 2012. Physical gold and silver bullion are highly liquid and are readily convertible to cash.

Consolidated Statements of Comprehensive Loss
"Interest and Bank Charges" - includesvault fees for storage of the Company's gold and silver bullion holdings.

“Mineral Interests Administration and Investigation Costs” - are expensed as incurred and are not capitalized to  exploration and evaluation assets and include operating costs related to the Company’s activities in Chile and Bolivia that are not allocated to one of the Company’s specific mineral properties, and include generative exploration or investigating and evaluating mineral properties not acquired by the Company.

“Office and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage, and printing.

“Professional Fees” –includes legal fees for our corporate counsel in Canada, Chile and Bolivia as well as fees and retainers charged by specialized legal counsel retained during the period.

"(Gain) On Gold And Silver Bullion" - There was a gain of $494,292 on the gold and silver bullion holdings for the three months ended March 31, 2012.  The $494,292 gain on gold and silver bullion offset the $387,692 loss from operations resulting in net and comprehensive earnings of $106,600 for the three months ended March 31, 2012 (see "Net and Comprehensive (Earnings) Loss For The Period" below).

"Net and Comprehensive (Earnings) Loss For The Period" - The $494,292 gain on gold and silver bullion offset the $387,692 loss from operations resulting in net and comprehensive earnings of $106,600 for the three months ended March 31, 2012

Statement of Changes In Shareholders' Equity
"Warrant Extension" - for the three months ended March 31, 2011 - during 2011, the Company extended the term of 2,871,250 warrants at $1.00 per share by one additional year.  This resulted in an incremental increase in the fair value of the warrants of $455,868 that was charged to deficit for the period ended March 31, 2011.

"Total Comprehensive Income For The Period" - $106,600 - see above"Net and Comprehensive (Earnings) Loss For The Period" - The $494,292 gain on gold and silver bullion offset the $387,692 loss from operations resulting in net and comprehensive earnings of $106,600 for the three months ended March 31, 2012

Liquidity and Capital Resources- We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the three months ended March 31, 2012.  We realized a net loss from operations of $387,692 for thethree months ended March 31, 2012 or $0.01 per share, however a $494,292 gain on our gold and silver bullion holdings offset the $387,692 loss from operations resulting in net and comprehensive earnings of $106,600 for the three months ended March 31, 2012.  This is compared to a loss from operations of $476,110 for the three months ended March 31, 2011 or $0.01 per share offset by a $465,853 gain on gold and silver bullion resulting in a net and comprehensive loss of $10,257 for the three months ended March 31, 2011.The loss from operations for the three months ended March 31, 2011 includeda stock-based compensation expense of $132,130 (determined by the fair valueson the grant dates) for stock options granted during the first quarter of 2011. Losses are a reflection of our ongoing expenditures on our mineral property exploration and evaluation assets which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.  Based on the cash and gold and silver bullion on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs over the next year.  The Company plans to focus its exploration activities over the next year on its high quality gold and silver projects in Chile including project areas at Los Zorros. See note “Forward Looking Statements” at end of this report.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash and gold and silver bullion on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties. 2010/2011 saw a significant increase in the demand for, and in the price of, gold and silver, and an improved market and price for shares of companies focused on precious metals.These trends during 2010/2011improved our ability to raise capitalat higher prices, on more favourable terms, and in greater amounts than in previous years.   For example, during 2009 we raised a total of $2,586,050 through two private placements at a price of $0.10 per unit and at $0.20 per unit and from the exercise of warrants.  By comparison, during fiscal 2010 we raised a total of $10,162,060 from two private placement at a price of $0.30 per unit and at $0.50 per unit and from the exercise of warrants as follows: during the first quarter ended March 31, 2010, the Company received proceeds of $177,000 from the exercise of warrants for the purchase of 885,000 shares at $0.20 per share.  During the second quarter ended June 30, 2010 the Company received proceeds of $10,000 from the exercise of warrants for the purchase of 50,000 shares at $0.20 per share.  During the third quarter ended September 30, 2010, the Company completed a private placement of 3,647,334 units at a price of $0.30 per unit for gross proceeds of $1,094,200 and received proceeds of $20,000 from the exercise of warrants for the purchase of 100,000 shares at $0.20 per share.During the fourth quarter ended December 31, 2010, the Company completed a private placement of 17,583,720 units at a price of $0.50 per unit for proceeds of $8,791,860 and received proceeds of $69,000 from the exercise of warrants for the purchase of 345,000 shares at $0.20 per share.

During fiscal 2011, we raised proceeds of $4,675,500 from the exercise of warrants and proceeds of $60,000 from the exercise of stock options as follows: during the first quarter ended March 31, 2011, the Company received proceeds of $1,784,550 from the exercise of warrants for the purchase of 195,000 shares at $0.20 per share, 500,000 shares at $0.30 per share, 750,000 shares at $0.70 per share, and 1,372,500 shares at $0.78 per share. During the second quarter ended June 30, 2011 the Company received proceeds of $2,800,950 from the exercise of warrants and $20,000 from the exercise of an option.During the third quarter ended September 30, 2011, the Company received proceeds of $90,000 from the exercise of warrants for 200,000 shares at $0.20 per share and 50,000 shares at $1.00 per share, and proceeds of $40,000 from the exercise of a stock option to acquire 200,000 shares at $0.20 per share.

During the three months ended March 31, 2012 we received proceeds of $5,000 from the exercise of a warrant for the purchase of 25,000 shares at $0.20 per share.

Use Of Proceeds - During the first quarter of 2009, we completed a private placement and in regulatory filings disclosed that the intended use of the $783,050 proceeds would be $400,000 for expenditures/exploration on our mineral properties and $383,050 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $594,469 for the first quarter ended March 31, 2009.  During the second quarter of 2009 we raised proceeds of $600,000 through a private placement and disclosed in regulatory filings that the intended use of proceeds would be $350,000 for expenditures/exploration on our mineral properties and $250,000 for general working capital.  This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $243,404 for the second quarter ended June 30, 2009, $239,275 for the third quarter ended September 30, 2009, and $215,313 for the fourth quarter ended December 31, 2009.

In 2010 we completed a private placement in the third quarter and in regulatory filings disclosed that the intended use of the proceeds of $1,094,200 would be $800,000 for expenditures/exploration on our mineral properties and $294,200 for general working capital. This intended use of proceeds was more than fulfilled as exploration/mineral interests costs totaled $328,197 for the first quarter ended March 31, 2010; $194,281 for the second quarter ended June 30, 2010; $286,519for the third quarter ended September 30, 2010; and $714,914 for the fourth quarter ended December 31, 2010 for a total of $1,523,911 exploration/mineral interests costs for the 2010 fiscal year.During the fourth quarter of 2010 we completed a private placement and in regulatory filings disclosed that the intended use of the proceeds of $8,791,860 would be $5,000,000 for expenditures/exploration on our mineral properties and $3,791,860 for general working capital.

For the year ended December 31, 2011, our exploration and evaluation assets costs totaled $3,345,249 and mineral interests administration and investigation expenses totaled $287,369.

For the three months ended March 31, 2012, our "Exploration And Evaluation Assets" costs totaled $1,668,454 and "Mineral Interests Administration And Investigation" expenses totaled $93,630.

Anticipated Capital Requirements - Based on the cashand gold and silver bullion on hand at the date of this report, we believe we have sufficient funds to conduct our ongoing general operations and to fund our proposed exploration programs over the next year.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash and gold and silver bullionon hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at May 28, 2012and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Aravena Option(1) Optional Payment	US$90,000	US$90,000
Long-term Debt Obligations	NIL
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	Option Payment US$90,000	Option Payment US$90,000

(1) This is the final option payment pursuant to a Unilateral Option Contract dated June 28 , 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. whereby we have the option to purchase approximately 2,900 hectares of mineral concessions adjacent to the Los Zorros property. (see Note 7 “Mineral Exploration Assets” to the Consolidated Financial Statements) (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - We anticipate that the price of gold, silver, and copper will continue to be volatile, but will generally remain strong or increase over the next year due in large part to prevailing global economic imbalances and other continuing economic conditions.  Metal prices cannot be predicted with accuracy and our plans will be largely dependent upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration or acquisition activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than employment or consulting agreements with our executives.

No Exposure to Non-Recourse Loans, Derivatives or Liquidity Problems – Our working capital, excess cash, and gold and silver bullion holdings are readilyredeemable and are not exposed to the liquidity problems associated with certain short-term investments such as asset-backed securities.  The Company does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.  SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Stock Options - Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options). At March 31, 2012 options were outstanding to acquire 11,555,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 270,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Peter Dahl	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 400,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Robert Kell	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 275,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Larry McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 300,000 250,000 625,000 375,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Allen Leschert	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	350,000 150,000 150,000 200,000 225,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021
Malcolm Fraser	Jan 6, 2011 May 2, 2011	200,000 225,000	$0.70 $1.50	Jan 6, 2021 May 2, 2021
Brenda McLean	April 20, 2005 May 2, 2006 Feb 23, 2007 Sep 4, 2009 May 2, 2011	175,000 150,000 75,000 250,000 100,000	$0.40 $0.85 $0.84 $0.20 $1.50	April 20, 2015 May 2, 2016 Feb 23, 2017 Sep 4, 2019 May 2, 2021

Philip Southam	April 20, 2005 May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	30,000 70,000 150,000 150,000 100,000	$0.40 $0.85 $0.20 $0.35 $1.50	April 20, 2015 May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Francisco Vergara	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	50,000 150,000 100,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Manuel Avalos	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	100,000 150,000 150,000 100,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Humphreys	May 2, 2006	20,000	$0.85	May 2, 2016
Jean Nicholl	May 2, 2006 Sep 4, 2009 Sep 16, 2010 May 2, 2011	20,000 50,000 30,000 25,000	$0.85 $0.20 $0.35 $1.50	May 2, 2016 Sep 4, 2019 Sep 16, 2015 May 2, 2021
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007 Jan 15, 2009 Sep 4, 2009 Jan 29, 2010 May 2, 2011	60,000 60,000 30,000 110,000 200,000	$0.70 $0.20 $0.20 $0.35 $1.50	Dec 20, 2012 Jan 15, 2014 Sep 4, 2019 Jan 29, 2015 May 2, 2021
Justin Milliard	Sep 6, 2011	100,000	$1.40	Sep 6, 2016
Lauren Foiles	Dec 7, 2011	100,000	$0.70	Dec 7, 2016

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and independent directors, Allen Leschert and Malcolm Fraser, who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter. Larry McLean and Allen Leschert have been directors of the Company since 1995 and Malcolm Fraser was appointed to the Board on January 6, 2011, and all three have, in the course of their duties, engaged in the review and analysis of - and/or have actively supervised persons engaged in the preparation, auditing and analysis of - numerous interim and annual financial statements for the Company, as well as for other public companies for which they have served as directors or officers.  Allen Leschert, who serves as committee chairman, also has more than 25 years experience as a securities lawyer.  In addition to holding a law degree, he also holds a B. Comm. (with distinction), specializing in Corporate Finance and Accounting.  All three of the Audit Committee members are “financially literate”.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.

Our Compensation Committee is composed of independent directors of the Company, Allen Leschert and Malcolm Fraser, and executive director, Larry McLean.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Employees, Related Party Salaries andPayments – During the three months ended March 31, 2012we had 25 employees, the majority of which were involved in activitiesrelated to our mineral exploration properties in Chile (compared to 21 employees during the first quarter of 2011). During the three months ended March 31, 2012, salaries for employees who are also directors or officers of the Company totalled $130,950a $40,500 portionof which was capitalized to exploration and evaluation assets(first quarter 2011 - salaries totalling $129,631a$28,431 portion of which was capitalized).

Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $32,769 for legal services during the three months ended March 31, 2012(first quarter 2011 - $4,132).

ADDITIONAL INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2012

Directors And Officers Of The Company During The Three Months Ended March 31, 2012: Jeffrey P. Dahl – President, CEO & Director; Peter J. Dahl - Chairman & Director; Robert E. Kell - Vice President Exploration & Director; Allen D. Leschert - Director; Larry D. McLean - Vice President Operations, CFO & Director; Malcolm B. Fraser - Director; Brenda L. McLean - Corporate Secretary.

Investor Relations – Investor relations activities during the first quarter of 2012 were handled by management and included telephone contacts and “Glance” desk-top-sharing presentations and in-person meetings with shareholders, brokers and investors.

Stock Options – No stock options were granted or exercised during the three months ended March 31, 2012.

Warrants – During the three months ended March 31, 2012, warrants were exercised for the purchase of 25,000 shares at $0.20 per share for proceeds of $5,000.  No warrants were issued during the first quarter.

Securities Issued During The Three Months Ended March 31, 2012 -

Outstanding shares at December 31, 2011 - 126,708,719
Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Feb 8/12	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	Cash	N/A
Outstanding shares at March 31, 2012 - 126,733,719
Outstanding shares at the date of this report - May 28, 2012 - 126,733,719

MINERAL PROPERTY SUMMARIES

LOS ZORROS PROPERTY, Chile
The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, four-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.  Although gold is the primary focus of SAMEX’s exploration at Los Zorros, important values of silver and copper are also present in certain target areas.

The Los Zorros property consists of multiple project areas that have now been strategically expanded to cover more than 100 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.   What has been revealed geologically at Los Zorros has provided SAMEX with strong impetus to explore for multiple precious metal deposits that may be clustered beneath the widespread precious metal occurrences in this district of historic small mining activity. The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora, Cresta de Gallo, and Trueno (barite vein systems with possible deeper-seated gold and copper-gold).

The Company has 100% interest in approximately 7,774 hectares of mineral concessions acquired by staking, purchase at government auction, purchase/option contracts, and we further expanded the Los Zorros land holdings during 2011 by signing the Aravena Option to acquire a 100% interest in approximately 2,900 hectares of additional mineral concessions adjacent to the Los Zorros property.  The Los Zorros land holdings now cover a 15 kilometer-strike of the prospective range front/anticline along which mineralization is exposed in old-time piquenero underground workings, open cuts, trenches and pits situated in the Colorina, Nora, Virgen del Carmen, Cresta de Gallo, and Trueno project areas.  Of particular significance, at April 2012, the only acquisition payment remaining on our extensive accumulated land holdings at Los Zorros is the final Aravena Option payment of US$90,000 due by January 31, 2013.

During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays; and an additional 1,865 meters of trenching (10 trenches/559 samples) during 2005.  Our Phase I exploration yielded significant results including: Nora - DDH-N-04-05 with 15.96 g/mt gold over 7.66 meters, Trench TN-9 with 0.757 g/mt gold over 131 meters, and Trench TN-3 with 0.558 g/mt gold over 117 meters; Milagro - DDH-ML-04-01 with 2.579 g/mt gold over 4.4 meters true width; West Florida - trench TMW-10 with .405 g/mt gold over 138 meters; Cinchado - values ranging from 0.05 to 9.5 g/mt gold in 151 rock-chip samples of breccia in the open-cut of the old San Pedro mine.  Phase I exploration work was conducted on only a portion of the target/project areas that we have identified to-date at Los Zorros.  We resumed exploration at the Los Zorros Property in 2009 and work is continuing to the present time in 2012.

During the first quarter of 2011, the Company continued a drilling program at Los Zorros that had commenced during 2010.  In late January 2011 we started a substantial geophysical survey (at a cost of US$280,000) over portions of the Los Zorros district.  During the second quarter ended June 30, 2011, the information gained from the drilling, assaying and the geophysical survey was evaluated and complied in preparation for more drilling which commenced early in the third quarter, and is still in progress at the date of this report (April 2012).  During the later part of 2011 the Company engaged a consulting geophysicist to assist in the interpretation and correlation of geophysical data and we expanded the exploration program at Los Zorros by adding a second drill rig, three more geologists, and additional support staff at the camp.  We also commenced expansion of the Los Zorros camp and support facilities to accommodate the additional geologists and support workers and adding additional core logging, sampling, and core-saw equipment to facilitate increased exploration and drilling activities.   Exploration at Los Zorros during 2011 included drilling 13 core drill holes for a total of 6,335 meters drilled.  Exploration activity and results at Loz Zorros during and subsequent to 2011 are summarized below.

Cinchado Gold Project - Exploration core drilling was designed to test both beneath and the westward down-dip projected continuation of a prospective zone of strong jasperoid-barite vein/mantos alterations features.  Such features at the south end of Cerro Cinchado can be traced down into the gold-mineralized breccia (3 grams/tonne gold average grade) at the San Pedro mine. The iron-oxide character of the matrix to the mined breccia suggests that the clasts were cemented by considerable copper- and iron-sulfide.  The three drill holes, DDH-CC-10-01, -02, & -03, did not intersect the target, but instead found that a +250-meter thick diorite sill had been emplaced, post-mineralization/alteration, cutting through the target interval.

Titan 24 DC-IP & MT Geophysical Survey – The Titan-24 survey identified 47 interpreted geophysical anomalies, of which 19 anomalies are considered first priority anomalous zones for follow up with potential for sulphide and gold mineralization from near surface to >500m depth. The remaining 28 anomalies are second priority targets that represent small area anomalies, generally with weak to moderate responses near surface.

Approximately 14 of the 47 anomalies coincide with known areas of mineralization determined by surface workings, surface sampling or drilling, including 7 first priority anomalous zones and 7 second priority targets. The known target areas which have coincident anomalies are: (Cinchado, Cinchado East, Nora North – L100N), (Nora Central, Lora Southeast - L200N), (Milagro Pampa - L300N) and (Milagro Mine - L400N).

Milagro Gold Project – Two drill holes (DDH-MM-10-01 and -02) were completed as a follow up to test the eastward, down-dip projected continuation of a highly prospective gold-mineralized mantos intercepted in the 2004 program (DDH-MM-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters and previously reported January 21, 2005).

The first hole DDH-MM-10-01 was sited 140 meters east of DDH-ML-04-01 and aimed inclined westward with the intention of making a relatively shallow intercept of the gold-mineralized mantos layer and underlying altered volcanic debris-flow breccia which too was found to be highly anomalous in gold averaging 0.167 g/t over 71 meters (from 31.7 to 102.7 meters).  The target interval was found, in the vicinity of the new drill site, to be displaced by a steeply westward dipping normal fault intersected between depths of 37 to 53 meters.  As a result, the hole penetrated through the fault gap and beneath the target interval intended to be drill tested.  However, the footwall (54 – 60 meters) to the fault zone was a strongly pyritized/silicified volcaniclastic debris flow breccia with high anomalous gold content (averaging 0.364 g/t).  Strongly altered quartz-sericite-pyrite altered volcaniclastic sediments and interlayered debris flow breccia intervals continued to a depth of 369 meters where the hole was stopped after penetrating well into weakly altered porphyritic diorite sill (354 – 369 meters).  This entire long interval (53 to 369 meters) continuously contains elevated detectible gold values (>0.010 to <0.100 g/t) with numerous subintervals of anomalous gold (0.108 to 0.807 g/t).  One interval (268.0 to 270.0 meters) comprised of strong pyritization and silicification associated with a narrow fault zone contains 11.8 g/t gold.

The second drill hole (DDH-MM-10-02) was sited 900 meters east-southeast of DDH-ML-04-01.  This long step-out and location were chosen to test again the projected southeastward down-dip continuation of the gold-mineralized mantos layer and within a structural block that is largely intact without significant fault disruptions.  This hole was aimed inclined northwestward and, below an altered mafic sill, entered into a thick interval (from 228 to 517 meters) of prospective-looking, quartz-sericite-pyrite altered volcaniclastic debris-flow breccia units.  Geochemical analyses show that the interval from 261.5 to 373.0 meters continuously contains elevated detectible (<0.010 to <0.100 g/t) amounts of gold.  Within this interval, three prominent intervals of significantly anomalous gold (>0.100 to 2.14 g/t) were intersected: 261.5 to 278.0 meters, 313.0 to 332.0 meters, and 350.0 to 373.0 meters.  The hole was stopped at a depth of 517.0 meters within a silicified/pyritized carbonaceous black shale sedimentary unit where subsequent assaying shows low-level anomalous gold values (0.105 to 0.151 g/t) begin to reappear.

The results of the Milagro project reconnaissance drilling are encouraging and show widespread low-level to anomalous values of gold spread over great thicknesses of quartz-sericite-pyrite altered volcaniclastic sedimentary rock.  The extent and style of alteration, and anomalous gold are indicative of large-scale mineralizing processes, and possibly comprise a halo to areas of significant gold mineralization.  Titan-24 Line 4, which runs through the Milagro project area and in close vicinity to the drill holes, shows that DDH-MM-10-02 was drilling down into, but not through, a very strong IP chargeability anomaly; and over top of, thus missing, a strong resistivity anomaly.  The latter resistivity anomaly outlines a target highly prospective for a gold-mineralized, silicified body positioned along the range front.  This resistivity anomaly was also observed on Titan-24 Line 3, so, is known to extend for at least 700 meters from the Milagro project area northward across the east part of the Milagro Pampa project area (open-ended to the north and south).

Further west and south of the Milagro drilling, 46 samples were collected on shallow, exposed barite veins, fault zones, narrow breccias and minor jasperoid occurrences observed during prospecting traverses over a 1,300 x 800 meter area.  The 46 samples range from <0.005 to 20.2 g/t gold including 10 samples returning >1.0 g/t gold, with four of these ranging from 4.26 to 5.56 g/t gold.  Underlying this sampled area, a second sizeable IP anomaly characterized by high chargeability and high resistivity at relatively shallow depth, was identified by Titan-24 Line 4.  The character of this anomaly is that of a thick/extensive, strongly silicified/pyritiferous mantos interval and which is known to be positioned adjacent/proximal to a shallow concealed altered porphyry intrusion (gravity low).

Milagro Pampa Project – One exploration core hole (DDH-MP-10-01) was drilled westward inclined to a depth of 869.4 meters.  This hole tested down across anhydrite and quartz stock work veinlets and sheeted vein swarm within a sericite-quartz-pyrite altered porphyritic intrusion.  These bedrock features are concealed beneath 12 meters of gravel cover.  The hole proceeded downward through intense veinleting and pyritiferous sericite-altered porphyritic intrusion, which appears to comprise an extensive phyllic alteration halo.  The west margin of the intrusion was intersected at 657 meters depth where pyritized hornfelsed and calc-silicate skarnoid metasedimentary rocks were intersected.

Geochemical results on continuous sampling show, from 150 to 500 meters depth, overall increasing levels of variably anomalous copper (>100 to 905 ppm) copper and elevated detectible to anomalous gold (>0.050 to 0.332 g/t).  Below approximately 500 meters, the hole encountered a series of prominent vein and brecciated intervals from 0.3 to 1.2 meters thickness with >1% copper, and 0.475 to 6.08 g/t gold.  A 1.9-meter (true width) vein/fault interval assayed 13.0 g/t gold including 0.75 meters (true width) at 29.4 g/t gold.  The interval, 692.0 to 738.6 meters (23.3 meters true width), averaged 1.51 g/t Au, 2.15 g/t Ag and 0.27% Cu with strongly anomalous mercury and arsenic.  The dominant orientation of veins and veinlets intersected in core indicated that the drill hole was cutting down at an acute angle to the vein dip direction and that perhaps was also drilling westward and away from the “heart” of the mineralizing system.

In late 2011, we accelerated the exploration program at the Los Zorros gold property in Chile by adding a second drill rig and three more geologists.  Program highlights include:

•
Cinchado Project - Drill hole CC-11-04 encountered a near surface anomalous gold-silver-copper intercept but did not encounter a cause for the deeper seated Titan 24 anomaly.  Drill hole CC-11-05 intercepted a narrow vertical vein with coarse visible gold.  .

•	Nora Project - four holes were completed at Target Zone C with two deep drill holes in progress at Target Zone B -.

•
Colorina Project - Drill hole MC-11-01 (first hole drilled in this project area) intersected 98 meters of a favourable sedimentary interval with highly anomalous silver along with elevated levels of pathfinder elements (46 meters averaging 10.67 g/t silver).  Anomalous pathfinder metal content and pyritized nature of the interval (carbonaceous limestone) may indicate mineralization at depth possibly related to a strong IP anomaly to the east of the area.

•	MD Project - three holes were drilled to test geophysical resistivity and chargeability anomalies - intercepts of low grade IOCG-type mineralization of iron, copper and gold.

•	Los Zorros camp and support facilities were expanded to accommodate additional geologists, workers and increased exploration and drilling activities.

Cinchado Project - Two holes totaling 1,500 meters were drilled at the Cinchado gold project.  Drill hole CC-11-04 was drilled in the west part of the Cinchado project to test a deep-seated IP chargeability-resistivity anomaly.  The hole was drilled to a depth of 1,000 meters, but no mineralizing source or cause for this anomaly was intercepted.  Drilling near the top of this hole did encounter anomalous gold-silver-copper mineralization and strong associated pathfinder elements (0.045 g/t gold, 2.24 g/t silver, 0.12% copper and 3.36 ppm mercury over 10.7 meters) in carbonaceous limestone with pyrite, quartz veinlets and silicification at shallow levels of less than 150 meters depth.

Drill hole CC-11-05, drilled in the southwest part of the Cinchado project, encountered a quartz-calcite veinlet with coarse visible gold along with a gold-bearing vein or localized skarn of massive hematite-magnetite with clots of chalcopyrite.  The entire interval, including the visible gold mineralization returned 11.38 g/t gold and 0.53% copper over 2.7 meters down-hole length (estimated true width of 0.92 meters). This zone lies directly below a mineralized fracture at surface with up to 4.27 g/t gold in chip samples.

Nora Project - Approximately 1,360 meters was drilled in four holes within the Nora “C” zone to follow-up on the high-grade gold interval of 15.96 g/t over 7.66 meters that was intercepted in 2004 in drill hole N-04-05.   The drilling was intended to test the target concept of a gold mineralized mantos unit beneath the Nora area.   Partial results from one of the holes indicate that a prospective stratigraphic interval that was intersected was not gold mineralized.  The Nora area hosts numerous veins with barite-gold-copper mineralization that are thought to represent leakage from mineralized sources at depth.  Additional deep drill holes have been planned to test the coincident significant IP (high) and resistivity (low) anomalies in the prospective Nora Zones “A” & “B”.

Colorina Project - The workings of the Colorina mine are an exposure of breccia hosting copper-silver mineralization that occurs on the range front in the southeastern part of the Los Zorros property.  Drill hole MC-11-01, which is the first hole we drilled in the Colorina project area, intersected carbonaceous, silicified-pyritized limestone in the upper 98 meters of the hole.  The lower portion of this intercept had anomalous levels of silver along with elevated levels of mercury, arsenic and zinc including 16.5 meters of 21.35 g/t silver within a broader 46-meter zone of 10.67 g/t silver.  The intersection coincides with a strong chargeability anomaly from the Titan-24 IP survey.  Evidence from the drill hole and the geophysics suggests the IP anomaly may be related to eastward dipping and faulted stratigraphic units that are carbonaceous and pyritized.  The Titan-24 survey also identified similar IP anomalies along the range front 700 meters to the south and 800 meters to the north of the anomaly at Colorina.

MD Project - Three drill holes were completed in the MD project area to test geophysical resistivity and chargeability anomalies.  The first two holes were drilled in a fan at -65 and -57 degrees and encountered IOCG-type mineralization of iron, copper and gold including mineralized iron-oxide zones (specular hematite-magnetite) returning 4.05 meters of 0.146 g/t gold, 0.373% copper, 33.7% iron in drill hole MD-11-01 and 17.12 meters of 0.053 g/t gold, 0.253% copper, and 22.7% iron in drill hole MD-11-02.  The third drill hole, MD-11-03, 1,200 meters to the west, was drilled to 298 meters and encountered andesite breccias and dacite lavas.  A large silica and barite vein containing chalcopyrite was encountered proximal to the contact between the andesite breccias and lavas, and returned 1.40 meters of 0.024 g/t gold and 0.50% copper.

Subsequent to mid-December, 2011 (to late March 2012) we completed over 4700 meters of drilling in 11 holes, summarized below:

•
Milagro Project - Drill hole MW-12-01, located on the western edge of the Milagro gravity anomaly, encountered 22 meters of semi-massive to massive sulphide and oxide mineralization, composed of pyrite, magnetite, hematite and chalcopyrite.  A 400 meter step out drill hole, MW-12-02 positioned more central within the Milagro gravity anomaly, was started to follow up this intersection.

•	Nora Project, Target Zones C/D - Logging, sampling and assaying have been completed on the four holes within the project area, N-11-01A, B, C and N-11-02A. Results are discussed below.

•	Nora Project, Target Zones A/B - Three deep holes were drilled, N-11-03, -04, N-12-05 and a fourth N-12-06 was started.

•
Lora SE Project - Two holes, LSE-12-01, -02 were drilled in this project area to test geophysical gravity low, resistivity and chargeability anomalies - intercepts of mineralized quartz-eye diorite porphyry and altered mineralized sediments were encountered.

•	Cinchado Project - One deep drill hole SP-12-01, was completed from the east side of Cinchado towards the west and underneath the old San Pedro gold mine.

Nora Project, Target Zones C/D - The Nora Project area hosts a complex swarm of copper-gold-mineralized barite veins and a series of broad zones of anomalous gold.  Assay results have been received and compiled for four of the holes (DDH-N-11-01A, -01B, -01C and N-11-02A) drilled in Zone C and Zone D of the Nora Project area.  The holes were designed to follow-up on a significant interval of high-grade gold mineralization (15.96 g/t over 7.66 meters) in pyritized and silicified diorite-clast breccia intercepted in drill hole N-04-05 during 2004, and to test a target concept to determine if a gold-mineralized breccia mantos/stratigraphic unit was possibly wide-spread beneath the area.

A set of three drill holes (DDH-N-11-01A, N-11-01B, N-11-01C) were drilled at various angles from the same pad location (drill pad N-11-01) in order to test the concept of a mantos/stratigraphic control.  A fourth drill hole (DDH-N-11-02A) was positioned to drill steeply southeastward across the target interval in similar fashion to the nearby original 2004 “discovery” drill hole.  Three of the holes (DDH-N-11-01A, N-11-01B, and N-11-02A) holes made successful intact intersections through the targeted stratigraphic interval of “black silica” matrix diorite breccia, and hole N-11-01C intersected a similar layer much higher in the hole than anticipated - but the intersections in these mantos/stratigraphic units did not have any significant gold content.

Highly anomalous amounts of gold and silver with highly anomalous copper were intersected from the surface (or near surface) to depths of about 40.0 to 60.0 meters in all three of the holes (DDH-N-11-01A, N-11-01B, N-11-01C) drilled from drill pad N-11-01) (see Table below). These shallow intersections appear to be related to two strongly quartz-sericite-pyrite altered vein/fault zones which trend through the vicinity of the drill pad (N-11-01).  The respective true widths of these intersections can only be estimated to be between 5 to 16 meters because the orientation of the drill holes was angled at a very acute angle (<100 to 200) to the steep westward dip of the vein/faults, thus smearing out the highly fractured intersections.   Because of the highly fractured rock, core recovery in these intervals was overall poor.   Other intervals of anomalous gold and copper were also intersected at greater depths in these holes and appear to be related to quartz-sericite-pyrite altered vein/faults.

Hole Number	From (m)	To (m)	Interval (m)	Gold Range (g/t)	Gold Avg. (g/t)	Silver Range (g/t)	Silver Avg. (g/t)	Copper Range (ppm)	Copper Avg. (ppm)
N-11-01A	11	18	7	0.274 - 2.69	1.34	4.3-7.2	5.47	1650-3330	2293
and	24	40.7	16.7	0.077-1.74	0.4	2.6-14	7.03	1180-11100	4173

N-11-01B	6	61.8	55.8	0.061-1.4	0.29	1.3-11.1	4.14	1010-51310	6090
and	80.3	91.2	10.9	0.174-1.75	0.55	0.8-3.4	2.23	61-9910	2222
and	221.8	224.2	2.4	0.258-1.04	0.55	3.5-6.4	4.58	3270-9980	7463

N-11-01C	17	41	24	0.048-2.72	0.5	0.6-7.9	2.92	993-4100	2361
and	50	58.8	8.8	0.062-1.095	0.57	1.4-3.0	2.34	215-2540	826
and	155	155.85	0.85		0.218		1.1		1405
and	164.6	165.5	0.9		0.161		5		12060
and	218	227	9	0.253-0.694	0.44	0.1-1.6	0.6	6.0-16.0	9

N-11-02A	350.4	352.2	1.8		1.575		2.6		2340
All lengths are down hole distances - true widths of the mineralized structures are not known

The additional information gleaned in these recent drill holes suggests that the interval of high-grade gold mineralization intersected in 2004 may be related to one of the steep (near vertical) fault/vein structures – perhaps comprising part of the wide mineralized quartz-sericite-pyrite alteration halo - instead of being part of a mantos-style (near horizontal/stratigraphic) layer.  The intervals of highly anomalous gold and silver with highly anomalous copper in these new holes all appear to be associated with quartz-sericite-pyrite altered fault/veins (vertical/steep oriented structures).

The complex swarm of copper-gold-mineralized barite veins and broad zones of anomalous gold present at surface in the Nora Project area may be leakage up from deeper-seated mineralization in vertical/steep oriented structures beneath the area.  The recent drill holes (DDH-N-11-01A, -01B, -01C) were oriented as steep-angle holes in order to test through mantos-style (near horizontal/stratigraphic) layers; however, a program of low-angled holes would need to be considered in order to test the nature and true width of vertical/steep oriented structures at depth in prospective Zones C and D and in the broader and more-strongly veined prospective Zone A.

From late March to mid May, 2012, we completed over 2,500 meters of drilling in 7 holes, summarized as follows:

•
Nora Project, Target Zones A/B - Four deep holes were drilled, N-11-03, -04, N-12-05A and N-12-06A/B.  Logging, sampling and assaying was completed on three of the holes and results are discussed below.  Processing of drill hole N-12-06A/B was in progress at the time of this report.

•	Milagro Project – Three deep holes were drilled, MW-12-01, -02 and -03. Logging, sampling and assaying of these holes was in progress at the time of this report.

•
Colorina Project – A second short drill hole was completed, MC-12-02 and a third drill hole, MC-12-01B was in progress at the time of this report.  This hole was designed to drill through a low angle thrust-fault and on to test an IP anomaly located on the eastern end of Titan 24 line 3.  Similar type IP anomalies also occur near the eastern end of Titan 24 lines 1 (Virgen de Carmen), 2 (east of Nora Zones C/D) and 4 (east Milagro).

•
Virgen de Carmen Project – At the time of this report, the second core drill rig was drilling east of the old copper/silver mine workings in the area to test for the source and or extension of the near surface mineralization.

Nora Project, Target Zones A/B - At the Nora Project area, two drill holes (DDH-N-11-03 and -04) were completed to test for possible stratigraphically-controlled gold mineralization and also investigate an IP chargeability anomaly.  Based on the mineralization features encountered, two more drill holes (DDH-N-12-05A and -06A/B) were then positioned further south as a follow-up test of a prospective package of sedimentary rocks peripheral to a prominent thick anhydrite layer encountered in both the first two drill holes.  A fourth drill hole (-06A/B) was completed and is being logged and sampled at the time of this report.

The Nora area includes four zones (A – D) of mineralized barite veins with strong gold and copper values (<0.005 to 17.8g/t Au, 14 to 25,500 ppm Cu).   Bulldozer trenching across these zones disclosed near-surface wide dispersal of anomalous gold values (<0.005 to 20.7g/t Au).  The geologic concept being drill tested was that the veins zones could have provided feeder systems to possible favorable stratigraphic intervals hosting gold and/or copper-gold sulfide mineralization over a laterally extensive area.  Hence, the IP (high) and near-coincident/slightly deeper resistivity (low) anomalies might reflect the presence of this style of mineralization.

DDH-N-11-03 was sited within Zone “B” in part to test the concept and IP anomaly in an area of veining.  DDH-N-11-04, though, was located between Zones “B” and “A” and was thus positioned within an area largely devoid of veins.  Interesting concentrations of pyrite with accessory chalcopyrite were noted with veining above and in the vicinity of a thick anhydrite layer in DDH-N-11-03.  These features were absent in DDH-N-11-04.  This led to DDH-N-12-05A being sited 800 meters to the south within Zone “A” as a stratigraphic test especially of the anhydrite interval.  The latter drill hole intersected thick intervals of strong albite-quartz, quartz-sericite and calc-silicate alteration – all strongly pyritized, and cut several well-mineralized (copper-gold sulfide) vein structures.  Importantly in DDH-N-12-05A, three prominent layers of massive pyrite + chalcopyrite comprising a five meter thickness were intersected immediately beneath the footwall of the anhydrite layer between 512 to 517 meters (drilling depths).  Significant assay results are shown in the table below.

Hole #	From (m)	To (m)	Width (m)	Approx. True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)
N-11-03	384.8	386.7	1.9	1.2	0.279	4.8	1.63
	564.1	567.9	3.8	2.5	0.38	2.97	0.165
N-11-04	545.5	546.5	1	0.7	1.16	3	2.21
N-12-05A	386.75	395.75	9	3.0	1.03	3.52	1.05
	459	462	3	1.5	0.807	3.3	1.96
	514.5	519	4.5	4.2	0.677	1.68	0.375
incl.	516.55	517.2	0.65	0.6	1.985	6.5	2.398

The IP/resistivity anomalies across the central part of the Nora Project area are caused by strong concentrations of disseminated pyrite comprising the quartz-sericite pyrite halos to the sulfide veins and calc-silicate-replaced stratigraphic intervals within Zones “B”, “C” and “D”.  DDH-N-11-04 was located between Zones “B” and “A” and did not intersect strong alteration or appreciable disseminated pyrite and only a few sparse sulfide veinlets.   The furthest south drill hole, DDH-N-12-05A found, within Zone “A”, much more intense alteration and pyritization, stronger pyrite-chalcopyrite veining, and appearance of massive pyrite-chalcopyrite layers in the footwall to the anhydrite layer.

Further drilling (three holes) to test the prospective anhydrite interval was carried out in an area located west of the Milagro mine; and core processing was in progress at the time of this report.

The above results and exploration activity is part of an ongoing drill program at Los Zorros, which is continuing at the time of this report.

The Los Zorros property contains numerous large-sized gold, silver and copper targets on a single property holding.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new targets and project areas on the property remains strong.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX Mining Corp. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Sampling, analytical procedures, controls - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Los Zorros Property Mineral Interests- As described below, the Company’s Chilean subsidiary, Minera Samex Chile, S.A, has a 100% interest in exploitation mining concessions covering approximately 7,774 hectares acquired by staking, purchase at government auction, purchase agreement, and by option contracts. The Company also has an option to acquire a 100% interest in additional exploitation mining concessions covering approximately 2,900 hectares adjacent to the Los Zorros Property.The Company holds a 100% interest in the acquired concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property (covers portions of the Milagro and Lora areas of the Los Zorros property).  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  Pursuant to the option/purchase agreement, if the concessions were not in production by December 31, 2007, advance royalty payments of US$100,000 per year were required for five years (by February 29, 2008 (paid), by March 1, 2009 (paid), by March 1, 2010 (paid), by March 1, 2011 (paid), and by March 1, 2012 (paid) to a maximum of US$500,000 (paid). The advance royalty payments are recoverable from future royalty payments.

Purchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).  SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)	A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);
b)	A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and
c)	Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Company also has an option to acquire approximately 2,900hectares of additional mineral concessionsadjacent to the Los Zorros Property pursuant to the Aravena Option:

Aravena Option - Under a Unilateral Option Contract dated June 28, 2011 between Cristian Marcelo Aravena Caullan and our subsidiary Minera Samex Chile S. A. ("the Aravena Option"), SAMEX can acquire 100% interest in mineral concessions covering approximately 2,900 hectare adjacent to the Los Zorros property by paying the 2011/2012 patentes (paid) and by making option payments totaling the Chilean Peso-equivalent of US$245,345 as follows: US$60,000 upon signing the Option (paid); U.S. $95,345 due January 31, 2012 (paid); and US$90,000 by January 31, 2013.  No NSR is payable on these concessions.

Annual Patent Payments On the Company's Landholdings- Patentsmust be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

INCA PROPERTY, Chile
Location and means of access - The INCA property in the Atacama region of Chile is located approximately 90 kilometers north of the city of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property and the Company’s exploration camp are located about 6 kilometers east of the village of Inca de Oro along a government maintained gravel road leading to the San Pedro de Cachiyuyo district.   The INCA property is favorably situated from both a geological and a logistical perspective, being close to important transportation routes, power lines and general mining infrastructure.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores. This area hosts variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization and the exploration objective has been to search beneath and around this area for substantial deposits of copper with important gold, silver and molybdenum credits.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project and compiled extensive maps of the project area.  We also conducted more than 30 line-kilometers of IP geophysical survey over six survey lines.  In 2007 we conducted additional geophysical surveys and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work was conducted to prepare access roads and drill pads for a Phase I core drilling program.  The core-drilling program completed 10,309 meters of drilling in 35 holes, with an average hole length of approximately 300 meters.  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).

From the results of the Phase I exploration, it became apparent that, although some of the results (particularly in the area around the Providencia mine) were very promising, the first phase of exploration did not discover the presence of a wide-spread, near-surface porphyry copper deposit that we had hoped for.  We concluded that, although the possibility still existed to find a large scale copper deposit at INCA, considerable more exploration work and expenditures would be required to do so, which exceeded our available resources at that time.

“Araya Option” Exercised To Acquire the Providencia Mine Concessions - Of importance, during 2009 we completed the final option payment under the “Araya Option” to acquire the Providencia Mine concessions situated within the greater INCA project area.  These concessions cover one of the stronger mineralized areas identified during phase I exploration at the INCA project including the Providencia copper breccia pipe, a swarm of sheeted veins, and other tourmalinized/silicified breccia bodies and pipes.  With this acquisition and its other land holdings, SAMEX holds what we consider to be the most prospective and strategic concessions within the INCA project area.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; our initial rock chip-channel samples in the mined areas were taken as a series of both vertical and several horizontal oriented lines.  The copper (total) grade of initial chip-channel sampling (25 samples) shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 meters across – with several separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  Additional drilling is required in the Providencia area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

Sampling, analytical procedures, controls at INCA - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antofagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

During 2011 we expanded our land holdings at the INCA property by purchasing 20 hectares of mineral concessions and staking addition concessions.  The Company had an option (the "Rojas Option") to acquire concessions covering a 20-hectare portion of the Inca project for consideration of the Chilean Peso-equivalent of US$300,000 (US$150,000 of which the Company had previously paid).  During the third quarter, the Company paid the Chilean Peso-equivalent of US$150,000 to purchase a 100% interest in these mineral concessions.  With this purchase and the additional concessions staked, our landholdings at the INCA project now consist of approximately 8,866 hectares of prospective and strategic concessions including the 45-hectare Providencia Mine concessions that we acquired in 2009 pursuant to the “Araya Option” and the 20 hectares of concessions we purchased during 2011 pursuant the Rojas Option.  The Company is also continuing discussions with Minera Porvenir concerning the acquisition of an additional 2,138 hectares of mineral interests in the INCA project area related to the disputed Minera Porvenir Option.

We are continuing our efforts to arrange a joint venture or sale of all or a portion of our INCA copper, gold, molybdenum property.

INCA Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile S.A. has 100% interest in exploitation mining concessions that cover approximately 8,866 hectares acquired by staking, purchase at government auction, and by the Araya Option, the Rojas Option/Purchase, and the Viscacha I Purchase as described below:

Araya Option – Pursuant to a Unilateral Option Purchase Contract dated April 4, 2006 with Malvina del Carmen Araya Santander the Company acquired 100% interest in 45 hectares of mineral interests (the Providencia Mine concessions situated within the greater INCA project area) for consideration of option payments totaling the Chilean Peso-equivalent of US$300,000 (paid).  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option/Purchase - The Company acquired 100% interest in 20 hectares of mineral concessions within the greater INCA project areafor consideration of payments totaling U.S. $300,000 (paid).  No royalty is payable on these concessions.

Vizcacha I Purchase – The Company purchased the Vizcacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos).  No royalty is payable on this concession.

Annual Patent Payments On the Company's Landholdings- Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS, Chile
Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 517 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

CHIMBEROS PROPERTY, Chile
The Chimberos Property is a gold-silver prospect located about 75 kilometers north of the city of Copiapo and is situated in the historic Chimberos mining district which was one of Chile’s largest silver producing areas.  The property is accessed by vehicle by driving north from Copiapo on a paved, two-lane highway (Highway C-17) to the property which is adjacent to the highway.  We recognized the potential of this old mining district a number of years ago and began quietly accumulating concessions by purchasing concessions at government auctions and by staking.  These strategic concessions cover a significant, but partial, portion of the Company's exploration objectives in this prospective, but little-explored Chimberos district.

SAMEX reconnaissance work indicates that the geologic setting of the Chimberos District includes widespread sericite-pyrite alteration of volcanic rocks cut by a principal silver-mineralized fissure vein zone, and complete garnet skarn replacement of a thick calcareous sedimentary unit, which also hosts oxide-copper mineralization.  Although SAMEX has only conducted preliminary sampling and limited detailed mapping in the area, some of the acquired concessions are clustered and cover much of the core of a complex fissure fault zone which controlled the enriched silver mineralization that was mined in the Buena Esperanza mines at Chimberos.  Historically, mining was focused along discrete narrow vein structures of this zone, but SAMEX has been studying the property with a view to defining important targets of shallow bulk-tonnage gold and/or gold-silver mineralization, and also looking for deeper, higher-grade, gold-silver/copper sulfide mineralization – perhaps as an underground, bulk-tonnage target comprised of mineralized anastomizing veins.  Potential for extensive, deeper-seated, mantos-style, more-disseminated style, copper-sulfide mineralization with important gold-silver content hosted by the skarn replacement has also been identified.   Other SAMEX concessions at Chimberos are over projected extensions of the principal fissure fault zone, parts of large areas of sericite-pyrite alteration, and outlying garnet skarn with oxide-copper showings, which are areas where additional targets might be outlined in the future.

Chimberos Property Mineral Interests - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to exploitation mining concessions that cover an area of approximately 1,672 hectares that comprise the Chimberos Property in Chile.  The Company acquired the concessions by a combination of staking and purchase of concessions through government auctions.

Annual Patent Payments On the Company's Landholdings - Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.  Patent fees are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/10th = 3,941.2 Chilean Pesos per hectare which, at the Observed US$/Peso exchange rate of 485.71 at March 15, 2012 equated to approximately US$8.11 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2012 the M.T.U. was 39,412 x 1/50th = 788.24 Chilean Pesos per hectare which, at the Observed US$/Peso exchange of 485.71 rate at March 15, 2012 equated to approximately US$1.62 per hectare for exploration concessions).

The Chimberos Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

MISCELLANEOUS PROPERTIES, Chile
The Company holds mineral concessions (approximately 25 hectares) for possible future evaluation.  The property is inactive and no exploration is currently planned.

EL DESIERTO PROPERTY, Bolivia
The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  Limited exploration on the property from 1997 to 2000 included geologic mapping, sampling and reconnaissance IP surveys.  We have not conducted any exploration on the property since that time, however we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

Patent fees must be paid annually to maintain the mining concessions.In December 2011 we paid patent fees equal to  approximately US$640 to cover the annual patents on theEl Desierto Property until the end of February 2013.The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY, Bolivia
SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.Location and means of access - The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.   Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

We explored the Eskapa property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999. Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   We expended more than one million dollars exploring the Eskapa property. During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.  Since the property is currently inactive, the property interest has been written down to a nominal carrying value of $1,000.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.

At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters. The mineralized zones appear to represent the leakage up from more substantial mineralization at depth. Ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testinginvolving several thousand meters of core drilling or the driving of access tunnels to test beneath the zones. During fiscal 2007 we completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing proposed for the Eskapa property at a later date.

Sampling, analytical procedures, controls - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, a former director of SAMEX Mining Corp.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees must be paid annually to maintain the mining concessions.  In December 2011 we paid patent fees equal to  approximately US $11,990 to cover the annual patents on the Eskapa Property until the end of February 2013.  The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

SANTA ISABEL PROPERTY, Bolivia
The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.  Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide-mineralized body 1,000 meters long by 900 meters wide beneath the oxide zone. Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

The Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)	an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;
b)	during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;
c)	during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;
d)	during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and
e)
a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made.  Samex S.A. suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed to Samex S.A. that a portion of the Santa Isabel property was subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it was taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol advised that it was taking active steps to assert its legal rights to the disputed area and anticipated success in doing so.  Samex in turn formally advised Comibol that it considered Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but agreed to await the results of legal proceedings before taking further action.  Comibol was apparently successful in the legal proceedings against the third party’s claim to the disputed areas, but Comibol did not advised SAMEX S.A. of this outcome.   Instead, Comibol has attempted to terminate the agreement between Comibol and Samex S.A., but has not been successful in doing so.   As of the date of this report, Comibol had not yet resolved this issue with Samex S.A.  We are waiting for resolution of the issue with Comibol before making any further plans concerning the property. Due to the inactivity on the property, and the issue with Comibol, the property interest has been written down to a nominal value of $1,000.The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

 “QUALIFIED PERSONS”
Information contained herein concerning our mineral properties has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with international standards.

 FORWARD LOOKING STATEMENTS
This Report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SAMEX MINING CORP.